UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 13, 2018

EXPRESS SCRIPTS HOLDING COMPANY

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-35490	45-2884094
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Express Way, St. Louis, MO	63121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number including area code: 314-996-0900

No change since last report

(Former Name or Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

On August 13, 2018, Express Scripts Holding Company (“Express Scripts”) issued a press release announcing that Glass, Lewis & Co., LLC, a leading independent proxy advisory firm, has recommended that Express Scripts stockholders vote “FOR” Express Scripts’ merger agreement with Cigna Corporation at Express Scripts’ upcoming special meeting of stockholders scheduled for August 24, 2018. The press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release, dated August 13, 2018.

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•

the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna Corporation and Express Scripts Holding Company commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna Corporation and Express Scripts Holding Company on or about July 17, 2018. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EXPRESS SCRIPTS HOLDING COMPANY

Date: August 13, 2018	By:	/s/ Martin Akins
Martin Akins
Senior Vice President and General Counsel